Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Investor Relations
matthew.zintel@zintelpr.com	investor@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports
First Quarter 2008 Financial Results

Record Quarterly Revenues of $30.0 Million, Up 19 Percent Year-Over-Year

TEL AVIV, ISRAEL, April 21, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced financial results for the first quarter of fiscal year 2008, ended March 31, 2008.

Revenues for the first quarter 2008 were a record $30.0 million, an increase of 19 percent from $25.2 million for the same period in 2007. Software DRM revenues for the first quarter of 2008 were a record $19.0 million, an increase of 12 percent from $17.0 million in the same period in 2007. Enterprise Security revenues for the first quarter were $11.0 million, a 35 percent increase from $8.2 million recorded in the same period in 2007.

Net income in accordance with Generally Accepted Accounting Principles (GAAP) for the first quarter of 2008 was $3.7 million, or $0.27 per basic and $0.26 per diluted share, compared to first quarter of 2007 GAAP net income of $3.9 million or $0.26 per basic share and diluted share. GAAP net income for the first quarter of 2008 included $0.4 million for stock-based compensation expenses, in line with the $0.4 million reported in the first quarter of 2007.

Excluding stock-based compensation expenses, the Company reported non-GAAP net income for the first quarter of 2008 of $4.0 million, or $0.29 per basic share and diluted share, compared to first quarter of 2007 non-GAAP net income of $4.3 million or $0.29 per basic share and diluted share. Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for a reconciliation of GAAP financial information to non-GAAP.

Cash, cash equivalents and marketable securities totaled $95.0 million at March 31, 2008, up $4.7 million from $90.3 million reported at the end of 2007. The Company generated cash flow from operations of $2.2 million during the first quarter of 2008 and recorded proceeds of $2.9 million related to the partial sale of an investment stake in another company.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, said, “Aladdin’s strong first quarter results, highlighted by record quarterly revenues, provide an excellent foundation for growth in 2008. We continued to experience increased demand across both Software DRM and Enterprise Security markets throughout all geographic regions. However, our results were negatively impacted by currency exchange rates with a strong Israeli shekel raising our operating expenses.

“Overall, we are very pleased with the start to the year. In the first quarter we have consolidated the financial results of Athena Smartcards into Aladdin’s results. This ongoing partnership provides our customers with additional security and value as well as complements our broad portfolio of IT security solutions. We believe our first quarter results reflect our market position as a worldwide leader in Enterprise Security and reaffirm our spot as the number one provider of Software DRM solutions. With an expanding global footprint, Aladdin’s continued growth reflects the rising demand from customers worldwide for protection against major IT security threats,” concluded Margalit.

Financial and Operating Highlights
—	Record quarterly revenues of $30.0 million.
—	Consolidation of Athena Smartcards financial results of operation beginning February 1, 2008.
—	Aladdin is expanding its global presence by establishing an office in Mexico to support its ongoing growth in the Central and South American region.

Quarterly Product Highlights
—	Aladdin eSafe received a perfect five-star rating in every category of SC Magazine’s March 2008 anti-malware group test, recognizing Aladdin eSafe’s real-time protection and “full gambit of email and Web safeguards.”
—	Aladdin eSafe 6 was released, featuring dual anti-spam engines for zero-hour, best-of-breed anti-spam and malware outbreak prevention, in addition to enhanced content security.
—	ZTE Corporation, the largest listed Chinese provider of telecommunications equipment and network solutions, chose the Aladdin eToken strong authentication solution to enhance its telecom class VPN access system.
—	Aladdin HASP SRM, the industry’s leading software protection and licensing solution that enables software publishers to grow their business and maximize profits, stands as a finalist for the Software & Information Industry Association’s (SIIA) esteemed Codie Awards in the Best Digital Rights Management category.
—	Aladdin announced a significant partnership with Unisys Corporation, a worldwide technology services and security solutions company. The partnership builds upon Unisys’ internal use of the Aladdin eToken strong authentication solution. Through the partnership, Unisys will expand its relationship with Aladdin to offer the Aladdin eToken and Aladdin eSafe secure Web gateway solutions to its global base of government and commercial customers.

For further information on product highlights, refer to the press room on the Company’s Web site at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook
Based on current business conditions and expectations, Aladdin management reiterates its top line revenue target as previously stated for fiscal year 2008. Revenues for fiscal year 2008 are expected to be between $123.0 million and $130.0 million as compared to the $105.9 million in revenues reported for fiscal year 2007.

The company is lowering its fiscal year 2008 GAAP diluted earnings per share guidance to be in the new range of $1.08 to $1.18. The Company reported GAAP diluted earnings per share of $1.02 in fiscal year 2007.

Fiscal year 2008 non-GAAP diluted earnings per share are now expected to be in the range of $1.20 to $1.30. The Company reported non-GAAP earnings per diluted share of $1.20 in fiscal year 2007, which excluded stock-based compensation expense and the impact of the $2.0 million non-recurring up-front cost associated with production of video-based training. Non-GAAP earnings per share guidance excludes the projected impact of stock-based compensation expenses.

The company undertakes no obligation to update its estimates.

Use of Non-GAAP Measures
This press release provides financial measures for net income, basic and diluted earnings per share that exclude stock-based compensation expense which are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s net income and earnings per share as well as to compare it with historical net income and earnings per share.

Earnings Teleconference
The Company will hold a teleconference today, April 21st, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, dial +1 (888) 668-9141 in North America, or +972 (3) 918-0610 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on April 21st through 11:59 p.m. EDT on May 21st by calling +1 (888) 782-4291 in North America, or +972 (3) 925-5943 internationally. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards, including the failure to realize expected synergies, failure to effectively integrate the business of Athena Smartcards into our business and increasing unexpected liabilities, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three month period ended March 31,
	2008	2007

Revenues:
Software Security (DRM)	18,987	17,022
Enterprise Security	11,036	8,156

Total revenues	30,023	25,178

Cost of revenues	7,726	5,409

Gross profit	22,297	19,769

Research & development	6,265	4,589
Selling & marketing	9,497	8,077
General & administrative	3,994	3,395

Total operating expenses	19,756	16,061

Operating income	2,541	3,708
Financial income, net	713	1,005
Other income	613	9

Income before taxes	3,867	4,722

Taxes on income	500	742

Income before equity in loss of an affiliate
and non-controlling interest	3,367	3,980

Equity in loss of an affiliate	(68)	(112)
Non-controlling interest	366	-

Net income	3,665	3,868

Basic earnings per share	0.27	0.26
Diluted earnings per share	0.26	0.26

Weighted average number of shares outstanding for
Basic EPS	13,866	14,688
Weighted average number of shares outstanding for
Diluted EPS	14,238	15,011

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	March 31,	December 31,
	2008	2007

Assets

Current assets:
Cash & cash equivalents	86,044	77,209
Marketable securities	8,981	13,127
Investment in other companies	2,336	4,423
Trade receivables, net of allowance for doubtful accounts	17,975	16,918
Other accounts receivable	6,727	7,061
Inventories	11,351	8,763

Total current assets	133,414	127,501

Severance pay fund	4,556	3,853

Fixed assets, net	7,240	6,501

Other long-term assets, net	20,133	12,195

Total Assets	165,343	150,050

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	9,636	8,236
Deferred revenues	6,738	6,635
Other current liabilities	10,104	8,583

Total current liabilities	26,478	23,454

Accrued severance pay	6,027	4,802

Other long-term liabilities	3,358	2,564

Non-controlling interest	6,039	-

Shareholders' Equity	123,441	119,230

Total Liabilities and Shareholders' Equity	165,343	150,050

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended March 31,
	2008	2007

Cash flow from operating activities:

Net income	3,665	3,868
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	496	566
Increase in trade and other receivables, net	(822)	(1,033)
Increase in inventory	(1,271)	(193)
Increase (decrease) in trade payables and accrued liabilities	366	(391)
Other adjustments	(240)	1,113

Net cash provided by operating activities	2,194	3,930

Cash flow from investing activities:

Purchase of property and equipment, net	(475)	(624)
Investment in available-for-sale marketable securities	-	(20,628)
Proceeds from sale of available-for-sale marketable securities	4,204	21,000
Proceeds from sale of investment in other companies	2,904	-
Investment in other companies	(203)	(250)

Net cash provided by (used in) investing activities	6,430	(502)

Cash flow from financing activities:

Short term credits	(250)	-
Proceeds from exercise of options	149	86

Net cash provided by (used in) financing activities	(101)	86

Effect of exchange rate on cash and cash equivalents	312	(9)

Increase in cash and cash equivalents	8,835	3,505

Cash and cash equivalents at the beginning of the period	77,209	39,734

Cash and cash equivalents at the end of the period	86,044	43,239

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Quarter ended March 31
	GAAP 2008	SFAS 123R adjustments	Non-GAAP 2008	GAAP 2007	SFAS 123R adjustments	Non-GAAP 2007
	(Unaudited)			(Unaudited)

Revenues:
Software Security (DRM)	18,987		18,987	17,022		17,022
Enterprise Security	11,036		11,036	8,156		8,156

Total Revenues	30,023		30,023	25,178		25,178

Cost of revenues	7,726	20	7,706	5,409	10	5,399

Gross profit	22,297	(20)	22,317	19,769	(10)	19,779

Research & development	6,265	127	6,138	4,589	154	4,435
Selling & marketing	9,497	152	9,345	8,077	99	7,978
General & administrative	3,994	83	3,911	3,395	157	3,238

Total operating expenses	19,756	362	19,394	16,061	410	15,651

Operating income	2,541		2,923	3,708	(420)	4,128
Financial income, net	713		713	1,005		1,005
Other income	613		613	9		9

Income before taxes	3,867	(382)	4,249	4,722	(420)	5,142

Taxes on income	500		500	742		742

Income before equity in loss of an
affiliate and non-controlling interest	3,367	(382)	3,749	3,980	(420)	4,400
Equity in loss of an affiliate	(68)		(68)	(112)		(112)
Non-controlling interest	366		366	-		-

Net income	3,665	(382)	4,047	3,868	(420)	4,288

Basic earnings per share	0.27		0.29	0.26		0.29

Diluted earnings per share	0.26		0.29	0.26		0.29

Weighted average number of shares
outstanding for Basic EPS	13,866		13,866	14,688		14,688

Weighted average number of shares
outstanding for Diluted EPS	14,238		14,238	15,011		15,011